Exhibit 99.166

DHX Media's CPLG expands operations to Middle East, Turkey & Greece

- New offices to open in Dubai & Athens -

HALIFAX, June 2, 2015 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, announces that Copyright Promotions Licensing Group ("CPLG"), its full-service international licensing agency, has expanded operations into the Middle East, Turkey & Greece, with offices planned in Dubai and Athens. To facilitate the expansion, CPLG is amalgamating with two existing businesses, FWD Licensing and License2Brand, to form CPLG MENA (Middle East, North Africa) and CPLG Turkey & Greece, respectively.

Abdel Boazzati, Managing Director of FWD Branding Ltd, will join forces with CPLG to establish CPLG MENA in Dubai, a cooperation between FWD Middle East and CPLG. Abdel is a Warner Bros and emerging markets veteran who has worked extensively in the Middle East, as one of the pioneers in the business. He joins as Managing Director CPLG MENA.

Anthe Louizos, previously Managing Director of License2Brand and a former Disney veteran, has considerable experience building brands in both Greece and Turkey and joins as Managing Director CPLG Turkey & Greece. Anthe will continue to be based in Athens.

Peter Byrne, CEO CPLG, comments: "Both Abdel and Anthe have extensive brand-building experience in their respective regions. We have not only added some great brands to our portfolio but have also brought in-house two of the best executives in their field who really understand their markets and have the vision to grow into new areas under the CPLG umbrella. This further consolidates our position as the leading licensing agency across the western hemisphere."

About DHX Media

DHX Media Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media relations: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 08:00e 02-JUN-15